Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

mkraines@fulbright.com direct dial: (212) 318-3261	telephone: facsimile:	(212) 318-3000 (212) 318-3400

July 3, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Applied DNA Sciences, Inc. Registration Statement on Form SB-2 Filed January 15, 2005 File No. 333-122848

Dear Mr. Riedler:

On behalf of Applied DNA Sciences, Inc. (the “Company”), in response to the Staff’s comment letter dated May 24, 2007 (the “Comment Letter”) and the follow-up conference call on June 7, 2007 in connection with Amendment No. 8 to the Company’s above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we hereby submit proposed changes to the financial statements for your review.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Amendment No. 8 to Registration Statement on Form SB-2

General

1.
Prior to requesting acceleration for effectiveness, please refer to Item 310(g) of Regulation S-B and amend your registration statement on Form SB-2 to provide updated audited financial statements for the years ended September 30, 2006 and 2005, as well as unaudited interim financial statements and related information for the period ended March 31, 2007.

Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio
Dubai • Hong Kong • London • Munich • Riyadh

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

Response: We agree to update the financial statements in our amended registration statements in accordance with Item 310(g) of Regulation S-B prior to requesting effectiveness.

Notes to Condensed Consolidated Financial Information

Note I — Restatement of Quarterly Financial Statements, page F-45

1.
We acknowledge your proposed revisions in response to comment 2 as well as the supplemental tabular restatement information that you have presented for the three and nine months ended June 30, 2006 and for the period from inception through June 30, 2006. Please provide us with the clarifying information that follows and revise the disclosure in your filing accordingly.

•
Based on the explanation provided in footnote (b), it appears that there should be a credit to capitalized financing costs in the period ended June 30, 2006. In addition, as it appears that you reduced selling, general and administrative expense in the three months ended March 31, 2006 and June 30, 2006, it follows that you should also revise your selling, general, administrative expense for the nine months ending June 30, 2006 and the period from inception through June 30, 2006 since you have double-counted the entry in those periods as well. Please revise accordingly or tell us why no revision is necessary.

•
Based on the explanation provided in footnote (c), it remains unclear why you recorded a $1,156,698 increase to “net gain (loss) in fair value of debt derivative and warrant liability.” If you recorded a derivative liability for warrants initially valued at $933,117 that you should have valued at $2,089,814, it appears that you would have incurred additional expense, and not income, in correcting your error. Please tell us why you appear to have recorded income in correcting this error. Additionally, we again request that you please revise footnote (c) to clarify the relationship between this error and each individual financing transaction in “Note C,” as the volume of those transactions makes it difficult for the investor to tell which were affected by the error. Please also tell us why you restated your June 30, 2006 Form 10-QSB to correct this error, which appears to relate to the initial valuation of the warrants and affect your March 31, 2006 Form 10-QSB.

•
We acknowledge your proposed revisions to footnote (e). Please confirm that you have reflected the initial effects of the error you described in your restated September 30, 2005 Form 10-KSB. Please tell us whether you initially attempted to correct the errors related to your December 2004, February 2005 and June 2005 warrant issuances in your June 30, 2006 reporting period and whether you then realized that you should actually amend your September 30, 2005 Form 10-KSB to reflect the errors in the periods that they affected. Please also note that you will have to amend your September 30, 2006 Form 10-KSB to appropriately reflect the effects of our comments on restatement information presented therein.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

•
Please clarify why your cumulative statement of operations for the period from inception through June 30, 2006 does not also include adjustments for the $563,750 and $6,640,706 that you reference in footnote (d) to your tabular restatement disclosure for the nine months ended June 30, 2006. If you recorded restatement adjustments for the nine months ended June 30, 2006, it would seem they should all flow through to your cumulative restated statement of operations for the period then ended.

Response:

Item 1. We do not believe a revision is necessary as it relates to the capitalized finance costs. The following summarizes the events giving rise to the errors in accounting for the debt issuance costs aggregating $ 390,000.

•
In March, 2006 the Company issued $ 1,500,000 in non-conventional convertible debt. Since the notes were not convertible into a fixed number of the Company’s common shares, the Company has considered the notes as non-conventional debt in accordance with EITF 05-04 and has accounted for the issuance as a derivate liability in accordance with FAS no. 133.

•
In connection with the issuance of the debt, the Company incurred and paid $390,000 of debt issuance costs. These costs primarily represented costs of placing the debt through registered broker dealers.

•
The Company erroneously charged the $ 390,000 of debt issuance costs to operations (selling, general and administrative costs) instead of capitalizing the costs during the period ended March 31, 2006 and amortizing the $390,000 over the term of the debt incurred of 18 months.

•
While preparing the Company’s quarterly report on Form 10-QSB for the period ended June 30, 2006, the Company reviewed the accounting for the debt issuance costs of a second and similar debt placement in May 2006 and discovered the error in accounting for the $390,000 of debt issuance costs incurred in March 2006.

•	The Company took the following steps to address the error for accounting for the $390,000 of debt issuance costs incurred in March 2006:

•
The Company prepared and filed the original June 30, 2006 Form 10-QSB reducing (crediting) selling, general and administrative expenses by $390,000 for the nine months ended June 30, 2006 and increasing (debiting) capitalized debt issuance costs at June 30, 2006 by $390,000.

•
The Company erroneously allocated the reduction in selling general and administrative expenses of $390,000 to the three month period ended June 30, 2006 instead of the six month period ended March 31, 2006.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

•
The Company prepared and filed an amended March 31, 2006 Form 10-QSB for the six months ended March 31, 2006 correcting the error in accounting for the $390,000 of debt issuance costs by reducing (crediting) selling , general and administrative expenses by $390,000 for the three and six months ended March 31, 2006 and increasing (debiting) capitalized debt issuance costs at March 31, 2006 by $390,000.

•
Based upon the above transactions, the Company has concluded that it made a mistake in recording the $390,000 credit to selling, general and administrative costs during the three months ended June 30, 2006 in its original filing, and accordingly is proposing to correct the accounting by reversing the credit in that period.

•
Therefore, with the restatement of June 30, 2006, the only correction is a charge (debit) to selling, general and administrative expenses for the three months ended June 30, 2006 only to reverse the previous credit to the three months ended statement of operations as originally reported in the June 30, 2006 quarterly report. There is no change to nine months ended June 30, 2006 or to the Date of Inception through June 30, 2006 statement of losses or balance sheet.

Summarized, in table form, are the changes to the three months, year to date and inception to date Statement of Losses :

	Three months ended December 31, 2005	Three months ended March 31, 2006	Three months ended June 30, 2006	Nine months ended June 30, 2006	Date of inception through June 30, 2006
Balances at Initial filing: Selling, general and administrative expenses	$2,408,427	$1,355,661	$1,190,967	$4,955,055	$70,072,368
Balances with Quarterly revisions: Selling, general and administrative Expenses	1,844,677	965,661	1,580,967	4,391,305	75,910,822
Difference	$563,750	$390,000	$(390,000)	$563,750	$(5,838,454)
Explained by:	(d) 6/30/06	(b) 6/30/06	(b) 6/30/06	(d) 6/30/06	(f) 6/30/06

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

Item 2. We amended our March 31, 2006 10-QSB for an error in valuation of warrants. The liability was adjusted due to our revaluation from $6,474,430 to $7,631,128 with the related adjustments for the change in the March 31, 2006 10-QSB. The net effect on the June 30, 2006 10-QSB is as follows:

	Initial filing	Revised	Change

Warrant liability as of March 31, 2006	$6,474,430	$7,631,128	$1,156,698
Add: Initial warrant and derivative valuation relating to 7M PPM	1,561,119	1,561,119	-
Total:	8,035,549	$9,192,247	1,156,698
Less: June 30, 2006 valuation of warrant and debt derivative (unchanged)	5,698,286	5,698,286	-
Gain on change of fair value of warrant and debt derivative	$2,337,263	$3,493,961	$1,156,698

Therefore, with the revision of the March 31, 2006 10-QSB correcting the warrant valuation upwards by $1,156,698, the resulting effect on the June 30, 2006 10-QSB is an increase in gain on change in fair value of warrant and debt derivative.

Item 3. With the revision of our September 30, 2005 10-KSB; we have properly reflected the errors related to our December 2004, February 2005 and June 2005 warrant issuances. Once we identified the errors and to which reporting period they relate, we amended our September 30, 2005 10-KSB. We were unaware of the error with the initial filing of the June 30, 2006 10-QSB.

Item 4. The cumulative statement of operations from period of inception through June 30, 2006 reflects a net increase in selling, general and administrative expenses of $5,838,514. The number is the combination of the restatement adjustment as of September 30, 2005 of $6,402,264 and the year to date through June 30, 2006 of $(563,750); or net $5,838,514. The adjustment to interest of $10,058,055 is a combination of (d) under September 30, 2005 restatement footnotes of $4,117,500 and the $5,940,556 adjustment for the nine months ended June 30, 2006.

Note J — Restatement of June 30, 2005 Quarterly Financial Statements, page F-48

2.
We acknowledge your proposed revisions in response to comment 3 as well as the supplemental tabular restatement information that you have presented for the three and nine months ended June 30, 2005 and for the period from inception through June 30, 2005. Please provide us with the clarifying information that follows and revise the disclosure in your filing accordingly.

•
Please revise footnotes (b), (f) and (h) to specifically identify the related financing transactions, your December 2004 $1.465 million convertible note issuance and the January/February 2005 $7.371 million convertible note transaction, as referenced in Schedule A of your response.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

•
We refer to your references throughout the footnotes to your tabular disclosure which state that you will reclassify certain of your warrant liabilities to equity when your Form SB-2 covering the underlying shares is declared effective. Please refer to paragraph 18 of EITF No. 00-19 and tell us whether the warrant agreements underlying each related financing transaction require that you maintain the effectiveness of your Form SB-2, which would preclude you from automatically reclassifying the liabilities upon effectiveness.

Response:

Item 1: We propose revising as follows:

b)    In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants that have registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the net value of the warrants of $3,845,039 relating to our December 2004 $1.465 million convertible notes and $19,303,175 relating to our January /February 2005 $7.371 million convertible notes (total of $23,148,214) at the date of issuance was recorded as a warrant liability on the balance sheet charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company did not record the fair value of warrant liability of $9,802,137 as of June 30, 2005 with the original filing. The net effect of the adjustment is an increase in liabilities of $9,802,137 as of June 30, 2005.

A summary of the various warrant and debt derivative account components are as follows:

	Debt derivative and warrant liability (Balance Sheet)	Interest Expense (Statement of Income (Loss))	Gain/Loss in fair value of debt derivative and warrant liability

Originally reported:	$ -0-	$ 9,224,929	$ -0-
Initial warrant valuation related to financing (separated on cash flow statement)	23,148,214	23,148,214
Reclassification of warrant liability from equity to liability	3,108,851
Adjustment to fair value of debt derivative and warrant liability (mark to market change)	(16,454,928)	0	16,454,928
As per amended	$9,802,137	$32,373,143	$16,454,928

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

f)    In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants with registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company recorded the net value of the warrants at the date of issuance as a warrant liability of $23,148,214 ($3,845,039 relating to our December 2004 $1.465 million convertible notes and $19,303,175 relating to our January / February 2005 $7.371 million convertible notes) and charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 152.59%, (3) a risk-free interest rate of 3.67%, and (4) an expected life of 5 years.

(h)    In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants with registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company recorded the net value of the warrants at the date of issuance as a warrant liability of $23,148,214 ($3,845,039 relating to our December 2004 $1.465 million convertible notes and $19,303,175 relating to our January / February 2005 $7.371 million convertible notes) and charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 152.59%, (3) a risk-free interest rate of 3.67%, and (4) an expected life of 5 years.

Item 2:  The Registration Rights Agreements, in the form attached hereto as Exhibit A, stipulate penalties for not going effective. There are no required cash payments to the noteholders in the event the company fails to make timely filings with the SEC. Accordingly, the contracts will be classified as equity.

3.
Please confirm that you will timely amend your June 30, 2006 Form 10-QSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

Response: We confirm that we will timely amend our June 30, 2006 Form 10-QSB to reflect the revised restatement information that we ultimately present in our Form SB-2 at the conclusion of our related comment process.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M - Restatement of Financial Statements, page F-91

4.
We acknowledge your responses to comments 7, 8, 9 and 10 as well as the supplemental tabular restatement information that you have presented for the year ended September 30, 2005 and for the period from inception through September 30, 2005. Please provide us with the clarifying information that follows and revise the disclosure in your filing accordingly.

•
We refer to our initial comment 8 and to footnotes 7(b) and (f). It is unclear how the net September 30, 2005 balance sheet adjustment of $13,673,574 to record warrant liabilities related to your various financing transactions, inclusive of any revaluation adjustments, correlates to the $23,148,264 adjustment that you recorded to interest expense for the year ended September 30, 2005 and the period from inception through September 30, 2005. Please revise your disclosure to elicit how footnotes 7(b) and (f) relate to one another.

•	Please revise footnotes (b) and (e) to specify which financing transactions correlate to the adjustments.

•
We refer to your references throughout the footnotes to your tabular disclosure which state that you will reclassify certain of your warrant liabilities to equity when your Form SB-2 covering the underlying shares is declared effective. Please refer to paragraph 18 of EITF No. 00-19 and tell us whether the warrant agreements underlying each related financing transaction require that you maintain the effectiveness of your Form SB-2, which would preclude you from automatically reclassifying the liabilities upon effectiveness.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

Response:

Item 1. The following table describes, on a year to date basis, the various account components relating to the warrant initial and subsequent mark to market re-valuations:

	Warrant liability (balance sheet)	(Unrealized Gain/ Loss) (statement of operations)

Initial warrant valuation charged to interest expense: $1.465M Promissory Note $7.371M Promissory Note	$3,845,039 19,303,175
Warrants reclassified from equity: 1.675 Bridge Note: $0.10 warrants $0.60 warrants	70,186 3,038,665
Warrants issued for services rendered with registration rights: Trilogy Pollon	3,431,250 686,250
Total	30,374,565
Fair value of warrants (above) at September 30, 2005	$13,673,575	Balance sheet liability at September 30, 2005
Change (unrealized gain)	$16,700,900	Statement of Operations for the year ended 9/30/05

Item 2. We have revised footnotes (b) and (e).

Item 3. Please see response to comment number 2.

5.
Please confirm that you will timely amend your September 30, 2005 and 2006 Forms 10-KSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

Response: We confirm that we will timely amend our September 30, 2005 and 2006 Forms 10-KSB to reflect the revised restatement information that is ultimately presented in our Form SB-2 at the conclusion of the related comment process.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2007

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261.

Very truly yours, /s/ Merrill M. Kraines Merrill M. Kraines

Enclosures

cc:	Mr. John Krug, Senior Staff Attorney Mary Mast, Senior Accountant Amy Bruckner, Staff Accountant James A. Hayward, Applied DNA Sciences, Inc.

EXHIBIT A

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of January 28, 2005, by and among APPLIED DNA SCIENCES, INC. (the “Company”) and VERTICAL CAPITAL PARTNERS, INC. (the “Investor Representative”) on behalf of the holders of Registrable Securities (as hereinafter defined) including but not limited to the Note Holders listed on Schedule A herein (the “Note Holders”).

The Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute as each may be in effect from time to time (collectively, the “Securities Act”), and applicable state securities laws for holders of Registrable Securities.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor Representative agree as follows:

ARTICLE 1 - DEFINITIONS

1.1    Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a)    “Agreement” has the meaning set forth in the preamble hereto.

(b)    “Business Day” means any day other than a Saturday, Sunday or holiday on which banking institutions in New York, New York are closed.

(c)    “Company” has the meaning set forth in the preamble hereto.

(d)    “Common Stock” shall mean the common stock of the Company.

(e)    “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any similar successor statute, as each may be in effect from time to time.

(f)    “Investor Representative” has the meaning set forth in the preamble hereto.

(g)    “Investors” means, collectively, the persons represented by the Investor Representative including, without limitation, the Note Holders and any of their transferees or assignees who have registration rights under this Agreement in accordance with the terms hereof. “Investor” means any such persons, individually.

(h)    “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and the declaration or ordering of effectiveness of such Registration Statement or Statements by the SEC.

(i)     “Registrable Securities” means (i) the Warrant Shares, (ii) any Common Stock or other securities of the Company issued or issuable in respect of any Convertible Note of the Company or other securities issued or issuable in respect of such Common Stock upon any stock split, stock dividend, recapitalization, or similar event, (iii) any Warrant, Convertible Notes or Common Stock issued under the conversion of any notes or exercise of any Warrants, Bridge Notes or other notes sold through the Investor Representative, (iv) any and all Common Stock, Warrants or other Securities issued to the Investor Representative, Affiliates of the Investor Representative or any assignee or designee of the Investor Representative, (v) any capital stock or other securities otherwise issued or issuable with respect to the Warrant Shares or such other securities, (vi) any Common Stock acquired by a Note Holder by reason of conversion of a Note or exercise of any Warrant; provided, however, that shares of Common Stock or other securities shall only be treated as Registrable Securities if and for so long as they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution, or (B) sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(l) thereof, in the case of either clause (A) or clause (B) in such a manner that, upon the consummation of such sale, all transfer restrictions and restrictive legends with respect to such shares are removed upon the consummation of such sale. For the avoidance of doubt, “Registrable Securities” does not include any unexercised option(s) or warrant(s) for the purchase of any capital stock of the Company.

(j)    “Registration Statement” means any registration statement of the Company under the Securities Act subject to or pursuant to Article 2 or another provision of this Agreement, as applicable.

(k)   “SEC” means the United States Securities and Exchange Commission.

(l)    “Selling Securityholder” means any Investor participating in any registration of Registrable Securities pursuant to this Agreement.

(m)        “Convertible Note” has the meaning set forth in the first recital hereof.

(n)         “Warrant Shares” means the shares of Common Stock issued or issuable upon exercise or conversion of the warrants issued by the Company from time to time in connection with sales of Registrable Securities.

1.2    Capitalized Terms. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the agreements with respect to sale of Registrable Securities.

ARTICLE 2 - REGISTRATION

2.1    “Registration”. The Company has contractually committed to file with the SEC an S-1, SB-2 or other registration statement on or before February 15, 2005 with respect to the Registrable Securities (as defined herein) in an offering of up to $6,000,000 of Units in December 2004 and January 2005 shares underlying the Notes and Warrants includes in Units and by the Company.

2.2    Penalty for Not Going Effective. If within 120 days of February 15, 2005, the Registration Statement referenced herein is not declared effective, the Company will pay each investor a penalty equal to 3.5% per month to the holders of the 2003 Bridge Note, the $1,000,000 Convertible Note referenced herein and all the investors who subscribe to the December 2004 Convertible Note offering. Said penalty can be paid in cash or stock solely at the discretion of the Company.

ARTICLE 3 - OBLIGATIONS OF THE COMPANY

In connection with the registration of the Registrable Securities, the Company shall have the following obligations:

3.1    Availability of Registration Statement. The Company shall prepare promptly and file with the SEC any Registration Statement required by Article 2, and use commercially reasonable efforts to cause such Registration Statement relating to Registrable Securities to become effective within 120 days after such filing, and keep the Registration Statement continuously effective and available for use at all times, except as set forth herein, until such date as all of the Registrable Securities have been sold pursuant to such Registration Statement (the “Registration Period”).

3.2    Amendments to Registration Statement. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective and such prospectus available for use at all times during the Registration Period (including, without limitation, amendments and supplements necessary in connection with a change in the “Plan of Distribution” section in any Registration Statement or prospectus) and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement until the termination of the Registration Period. The Company shall cause any such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.

3.3    Information. Upon written request, the Company shall furnish to any Selling Securityholder and its legal counsel, promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of the Registration Statement and any amendment thereto, and such number of copies of each prospectus, including each preliminary prospectus, and all amendments and supplements thereto, and such other documents as such Selling Securityholder may reasonably request in order to facilitate the disposition of the Registrable Securities. The Company shall promptly notify all Selling Securityholders of the effectiveness of any Registration Statement or post-effective amendments thereto.

3.4    Blue Sky. The Company shall (a) register and qualify the Registrable Securities covered by any Registration Statement under the securities laws of such jurisdictions in the United States as each Selling Securityholder who holds any such Registrable Securities reasonably requests, (b) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof and availability for use during the Registration Period, (c) take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (d) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.4, (ii) subject itself to general taxation in any such jurisdiction, or (iii) file a general consent to service of process in any such jurisdiction.

3.5    Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not enter into any agreement granting any holder or prospective holder of any securities of the Company registration rights with respect to such securities without the prior written consent of more than 50% of the number of Registrable Securities then outstanding, unless such new registration rights, including standoff obligations, are subordinate to the rights of the Investors hereunder.

3.6    Correction of Statements or Omissions. As soon as practicable after becoming aware of such event, the Company shall publicly announce or notify all Selling Securityholders of the happening of any event, of which the Company has actual knowledge, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or fails to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and use commercially reasonable efforts as soon as possible to (but in any event it shall within five Business Days or three Business Days of the receipt by the Company from its accountants of financial information required to correct such untrue statement or omission, as applicable) prepare a supplement or amendment to the Registration Statement (and make all required filings with the SEC and all applicable state securities or blue sky commissions) to correct such untrue statement or omission if not otherwise satisfied through the filing of a report to the SEC or otherwise pursuant to applicable securities laws (but such a supplement or amendment or other filing shall not be required if, notwithstanding the Company’s commercially reasonable efforts to so prepare and file such supplement, amendment or other filing, such a supplement, amendment or other filing is no longer required by applicable law to correct such untrue statement or omission because such untrue statement or omission no longer exists) and the Company shall simultaneously (and thereafter as requested) deliver such number of copies of such supplement or amendment to each Investor (or other applicable document) as such Investor may request in writing.

3.7    Stop Orders. The Company shall use commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, and, if such an order is issued, to obtain the withdrawal of such order at the earliest practicable time, and the Company shall immediately notify all Selling Securityholders and, in the event of an underwritten offering, the managing underwriter(s), of the issuance of such order and the resolution thereof.

3.8    Inspection of Records. The Company shall provide each Selling Securityholder, and any underwriter who may participate in the distribution of Registrable Securities, and their respective representatives, the opportunity to conduct a reasonable inquiry of the Company’s financial and other records during normal business hours and make available its officers, directors and employees for questions regarding information which the Selling Securityholders and any such underwriter may reasonably request in connection with the Registration Statement; provided, however, the Selling Securityholders and any such underwriter shall hold in confidence and shall not make any disclosure of any record or other information which the Company determines in good faith to be confidential, and of which determination the inspectors are so notified in writing, unless (a) the disclosure of such records is necessary to avoid or correct a misstatement or omission in any Registration Statement, (b) the release of such records is ordered pursuant to a subpoena or other order from a court or government body of competent jurisdiction, or is otherwise required by applicable law or legal process, or (c) the information in such records has been made generally available to the public other than by disclosure in violation of this or any other agreement (to the knowledge of the relevant inspector).

3.9    Investor Information. The Company shall hold in confidence and not make any disclosure of non-public information concerning any Investor provided to the Company by such Investor unless (a) disclosure of such information is necessary to comply with federal or state securities laws, rules, statutes or regulations, (b) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or other public filing by the Company, (c) the release of such information is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction or is otherwise required by applicable law or legal process, (d) such information has been made generally available to the public other than by disclosure in violation of this or any other agreement, or (e) such Investor consents to the form and content of any such disclosure. The Company agrees that it shall, upon learning that disclosure of such information concerning any Investor is sought in or by a court or governmental body of competent jurisdiction in or through other means, give prompt notice to such Investor prior to making such disclosure, and allow such Investor, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

3.10       Listing. The Company shall use commercially reasonable efforts to cause the listing and the continuation of listing of all the Registrable Securities covered by any Registration Statement on each securities exchange or quotation system upon which any other securities of the Company is then listed or quoted.

3.11       Transfer Agent. The Company shall provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement.

3.12       Delivery of Certificates; Opinions of Counsel. The Company shall cooperate with any and all Selling Securityholders who hold Registrable Securities being offered and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as such Selling Securityholders or the managing underwriter or underwriters, if any, may reasonably request and registered in such names as such Selling Securityholders or the managing underwriter or underwriters, if any, may request, and, upon the written request of the transfer agent for the Company or the managing underwriter or underwriters, as applicable, within two Business Days of such request, the Company shall cause legal counsel selected by the Company to deliver to the transfer agent or the managing underwriter or underwriters, as applicable, and the Selling Securityholders an opinion (a “Transfer Opinion”) of such counsel in a form reasonably acceptable to the transfer agent or managing underwriter or underwriters, as applicable, and the Selling Securityholders. Such opinion shall include, without limitation, opinions to the effect that (i) the Registration Statement has become effective under the Securities Act and no order suspending the effectiveness of the Registration Statement, preventing or suspending the use of the Registration Statement, any preliminary prospectus, any final prospectus, or any amendment or supplement thereto has been issued, nor has the SEC or any securities or blue sky authority of any jurisdiction instituted or threatened to institute any proceedings with respect to such an order, (ii) all of the Registrable Securities covered by such Registration Statement may be sold or otherwise transferred pursuant to the Plan of Distribution set forth in the prospectus forming a part of the Registration Statement, and (iii) the Registration Statement and each prospectus forming a part thereof (including each preliminary prospectus), and any amendment or supplement thereto, complies as to form with the Securities Act. Such Transfer Opinion shall also state the jurisdictions in which the Registrable Securities have been registered or qualified for sale.

3.13       Compliance with Laws. The Company shall comply with all applicable laws related to a Registration Statement and offering and sale of securities covered by the Registration Statement and all applicable rules and regulations of governmental authorities in connection therewith (including, without limitation, the Securities Act and the Exchange Act).

ARTICLE 4 - OBLIGATIONS OF THE INVESTORS

4.1    Obligations of the Investors. Each Investor electing to participate in any registration of Registrable Securities as a Selling Securityholder generally agrees as follows:

(a)    Information Concerning Investors; Cooperation. Each Selling Securityholder agrees to cooperate with the Company in connection with the preparation and filing of any Registration Statement hereunder, and for so long as the Company is obligated to keep any such Registration Statement effective, such Selling Securityholder will provide to the Company, in writing, for use in the Registration Statement, all information regarding such Selling Securityholder, the Registrable Securities held by him, her or it, the intended method of distribution of such Registrable Securities and such other information as may be necessary to enable the Company to prepare the Registration Statement and prospectus covering the Registrable Securities and to maintain the currency and effectiveness thereof. At least 30 days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Selling Securityholder of the information the Company so requires from each such Selling Securityholder and each Selling Securityholder shall deliver to the Company such requested information within 20 days of request therefor or shall be excluded from such registration.

(b)    SEC. Each Selling Securityholder agrees to use reasonable efforts to cooperate with the Company (at the Company’s expense) in responding to comments of the staff of the SEC relating to such Investor.

(c)    Suspension of Offering or Distribution. On notice from the Company of the happening of any of the events specified in Sections 3.6 or 3.7, the Company requires the suspension by such Selling Securityholder of the distribution of any of the Registrable Securities, then such Selling Securityholder shall cease offering or distributing the Registrable Securities until such time as the Company notifies such Selling Securityholder that offering and distribution of the Registrable Securities may recommence.

ARTICLE 5 - EXPENSES OF REGISTRATION

5.1    Expenses. With respect to each registration of Registrable Securities hereunder, all expenses (other than underwriting discounts and commissions and transfer taxes), including, without limitation, the reasonable fees and disbursements of one counsel to the Selling Securityholders, all registration, listing and qualification fees, printers and accounting fees, and the fees and disbursements of counsel for the Company, shall be borne by the Company.

ARTICLE 6 - INDEMNIFICATION

In the event any Registrable Securities are included in a Registration Statement under this Agreement:

6.1    Indemnification by the Company. The Company will indemnify, hold harmless and defend (a) each Selling Securityholder, (b) each underwriter of Registrable Securities, and (c) the directors, officers, partners, members, employees, agents and persons who control each such Selling Securityholder and any such underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, if any (each, a “Investor Indemnified Person”), against any losses, claims, damages, liabilities or expenses (collectively, together with actions, proceedings or inquiries whether or not in any court, before any administrative body or by any regulatory or self-regulatory organization, whether commenced or threatened, in respect thereof, “Claims”) to which any of them may become subject insofar as such Claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or the omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse each such Investor Indemnified Person, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees and other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the Company shall not be required to indemnify or hold harmless an Investor Indemnified Person

(A) with respect to a Claim arising out of or based upon (1) any violation of federal or state securities laws, rules or regulations committed by such Investor Indemnified Persons (or any person who controls any of them or any agent, broker-dealer or underwriter engaged by them) or in the case of a non-underwritten offering, any failure by such Investor Indemnified Person to give any purchaser of Registrable Securities at or prior to the written confirmation of such sale, a copy of the most recent prospectus, (2) an untrue statement or omission contained in any Registration Statement or prospectus which statement or omission was made in reliance upon and in conformity with written information provided by or on behalf of such Investor Indemnified Person specifically for use or inclusion in the Registration Statement or any prospectus, (3) any prospectus used after such time as the Company advised such Investor Indemnified Person that the filing of a post effective amendment or supplement thereto was required, except the prospectus as so amended or supplemented, or (4) any prospectus used after such time as the Company’s obligation to keep the Registration Statement effective and current has expired or been suspended hereunder, provided, that the Company has so advised such Investor Indemnified Person; (B) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld; and (C) with respect to any preliminary prospectus, shall not inure to the benefit of an Investor Indemnified Person if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented, if such corrected prospectus was timely made available by the Company pursuant to Section 3.6 hereof, and such Investor Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a Claim and such Investor Indemnified Person, notwithstanding such advice, used it. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Investor Indemnified Person and shall survive the transfer of the Registrable Securities by a Investor pursuant to Article 9.

6.2    Indemnification by Investors. An Investor shall indemnify, hold harmless and defend, to the same extent and in the same manner set forth in Section 6.1, the Company, each of its directors, each of its officers who signs the Registration Statement, its employees, agents and persons, if any, who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and any other securityholder selling securities pursuant to the Registration Statement and any underwriter of securities covered by such Registration Statement, together with its directors, officers and members, and any person who controls such securityholder or underwriter within the meaning of the Securities Act or the Exchange Act (each, a “Company Indemnified Person”), against any Claim to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim arises out of or is based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and such Investor will reimburse any legal or other expenses (promptly as such expenses are incurred and are due and payable) reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6.2 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld; and provided, further, however, that such Investor shall be liable under this Agreement (including this Section 6.2 and Article 7) for only that amount as does not exceed the net proceeds actually received by such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Company Indemnified Person and shall survive the transfer of the Registrable Securities by such Investor pursuant to Article 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6.2 with respect to any preliminary prospectus shall not inure to the benefit of any Company Indemnified Person if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented, and the Company Indemnified Person failed to utilize such corrected prospectus.

6.3    Notices. Promptly after receipt by a Investor Indemnified Person or Company Indemnified Person under this Article 6 of notice of the commencement of any action (including any governmental action), such Investor Indemnified Person or Company Indemnified Person shall, if a Claim in respect thereof is to be made against any indemnifying party under this Article 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right (at its expense) to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume and continue control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Investor Indemnified Person or the Company Indemnified Person, as the case may be; provided, however, that such indemnifying party shall diligently pursue such defense and an indemnifying party shall not be entitled to assume (or continue) such defense if the representation by such counsel of the Investor Indemnified Person or Company Indemnified Person and the indemnifying party would be inappropriate due to actual or potential conflicts of interest between such Investor Indemnified Person or Company Indemnified Person and any other party represented by such counsel in such proceeding or the actual or potential defendants in, or targets of, any such action include both the Investor Indemnified Person or the Company Indemnified Person and the indemnifying party, and any such Investor Indemnified Person or Company Indemnified Person reasonably determines that there may be legal defenses available to such Investor Indemnified Person or Company Indemnified Person which are different from or in addition to those available to such indemnifying party. Notwithstanding any assumption of such defense and without limiting any indemnification obligation provided for in Section 6.1 or 6.2, the Company Indemnified Person or Investor Indemnified Person, as the case may be, shall be entitled to be represented by counsel (at its own expense if the indemnifying party is permitted to assume and continue control of the defense and otherwise at the expense of the indemnifying party) and such counsel shall be entitled to participate in such defense. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Investor Indemnified Person or Company Indemnified Person under this Article VI, except to the extent that the indemnifying party is actually materially prejudiced in its ability to defend such action. The indemnification required by this Article 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

ARTICLE 7 - CONTRIBUTION

7.1    To provide for just and equitable contribution, if (i) an indemnified party makes a claim for indemnification pursuant to Section 6.1 or 6.2 (subject to the limitations thereof) but it is found in a final judicial determination, not subject to further appeal, that such indemnification may not be enforced in such case, even though this Agreement expressly provides for indemnification in such case, or (ii) any indemnified or indemnifying party seeks contribution under the Securities Act, the Exchange Act or otherwise, then the Company (including for this purpose any contribution made by or on behalf of any director of the Company, any officer of the Company who signed any such registration statement, and any controlling person of the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act), as one entity, and the Selling Securityholders whose Registrable Securities are included in such registration in the aggregate (including for this purpose any contribution by or on behalf of an indemnified party), as a second entity, shall contribute to the losses, liabilities, claims, damages, and expenses whatsoever to which any of them may be subject, on the basis of relevant equitable considerations such as the relative fault of the Company and such Selling Securityholders in connection with the facts which resulted in such losses, liabilities, claims, damages, and expenses. The relative fault, in the case of an untrue statement, alleged untrue statement, omission, or alleged omission, shall be determined by, among other things, whether such statement, alleged statement, omission, or alleged omission relates to information supplied by the Company or by such Selling Securityholders, and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement, alleged statement, omission, or alleged omission. Subject to the following sentence, the Company and Investors agree that it would be unjust and inequitable if the respective obligations of the Company and the Selling Securityholders for contribution were determined by pro rata or per capita allocation of the aggregate losses, liabilities, claims, damages, and expenses (even if the Selling Securityholders and the other indemnified parties were treated as one entity for such purpose) or by any other method of allocation that does not reflect the equitable considerations referred to in this Section 7.1. In no case shall any Selling Securityholder be responsible for a portion of the contribution obligation imposed on all Selling Securityholders in excess of the net proceeds actually received by such Selling Securityholder as a result of the sale of Registrable Securities pursuant to such Registration Statement. No person guilty of a fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. For purposes of this Section 7.1, each person, if any, who controls any Selling Securityholder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act and each officer, director, partner, employee, agent, and counsel of each such Selling Securityholder or control person shall have the same rights to contribution as such Selling Securityholder or control person and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, each officer of the Company who signs the Registration Statement, each director of the Company, and its or their respective counsel shall have the same rights to contribution as the Company, subject in each case to the provisions of this Section 7.1. Anything in this Section 7.1 to the contrary notwithstanding, no party shall be liable for contribution with respect to the settlement of any claim or action effected without its written consent. This Section 7.1 is intended to supersede any right to contribution under the Securities Act, the Exchange Act or otherwise.

ARTICLE 8 - MARKET STAND-OFF

8.1    “Market Stand-Off”. Each Investor hereby agrees that, during the period specified by the Company and any underwriter of Common Stock or other securities of the Company following the effective date of a Registration Statement of the Company filed under the Securities Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except Common Stock included in such registration; provided, that (i) such market stand-off time period shall not exceed 180 days following the effective date of such registration if such registration relates to the Company’s initial public offering of securities, and shall not exceed 90 days following the effective date of such registration in all other cases; (ii) the directors, officers and holders of more than 2% of the Company’s then outstanding capital stock (each such director, officer and stockholder, a “Lockup Party”) shall have agreed to be at least as restricted with respect to the offer, sale or other transfer of such persons’ securities in the Company (a “lockup”); and (iii) the Company shall promptly provide notice to each Investor of any discretionary waiver or early termination by the Company or its underwriter of the lockup of any Lockup Party, and cause each Investor to receive, on a proportionate basis, the benefit of any such waiver or termination.

ARTICLE 9 - REPORTS UNDER THE EXCHANGE ACT

9.1    Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration after such time as a public market exists for the Common Stock of the Company, the Company agrees to:

(a)    Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the date that the Company becomes subject to the reporting requirements of the Securities Act or the Exchange Act;

(b)    File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c)    So long as any Investor owns any Registrable Securities, to furnish to such Investor forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as any such Investor may reasonably request in availing itself of any rule or regulation of the SEC allowing such Investor to sell any such securities without registration.

ARTICLE 10 - AMENDMENT AND ASSIGNMENT OF REGISTRATION RIGHTS

10.1    Assignment of Registration Rights. The rights of any Investor hereunder as to Registrable Securities transferred by such Investor, including the right to have the Company register Registrable Securities pursuant to this Agreement, shall be automatically assigned by the Investor to any transferee of all or any portion of the Registrable Securities, whether such transfer occurs before or after the Registration Statement becomes effective, if: (a) the transferring Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within 10 days after such assignment, (b) the Company is, within 10 days after such transfer or assignment, furnished with written notice of (i) the name and address of such transferee or assignee, and (ii) the securities with respect to which such registration rights are being transferred or assigned, (c) following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the Securities Act or applicable state securities laws, and (d) at or before the time the Company receives the written notice contemplated by clause (b) of this sentence, the transferee or assignee agrees in writing for the benefit of the Company to be bound by all of the provisions contained herein. The rights of any Investor hereunder with respect to any Registrable Securities retained by such Investor shall not be assigned by virtue of the transfer of other Registrable Securities.

10.2    Amendment of Registration Rights. Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought; provided, however, that holders of more than 50% of the Registrable Securities may, with the written consent of the Company, waive, modify or amend on behalf of all holders, any provisions hereof benefiting such holders, so long as the effect thereof will be that all such holders will be treated equally.

ARTICLE 11 - MISCELLANEOUS

11.1    Registered Holders. A person or entity is deemed to be a holder (or a holder in interest) of Registrable Securities whenever such person or entity owns of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

11.2    Notices, etc. All notices and other communications required or permitted under this Agreement shall be sent by registered or certified mail, postage prepaid, overnight courier, confirmed facsimile or other electronic transmission or otherwise delivered by hand or by messenger, addressed (a) if to an Investor, at such Investor’s address set forth on the signature page hereto or at such other address as such Investor shall have furnished to the Company in writing, (b) if to the Company at its offices to the attention of the President or at such other address as the Company shall have furnished to the Investors in writing, or (c) if any transferee or assignee of an Investor pursuant to Section 10.1, at such address as such transferee or assignee shall have furnished to the Company in writing. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been received or given, as applicable, (i) when delivered if delivered personally, (ii) if sent by mail, at the earlier of its receipt or three Business Days after the registration or certification thereof, (iii) if sent by overnight courier, one Business Day after the same has been deposited with a nationally recognized courier service, or (iv) when sent by confirmed facsimile or other electronic transmission, on the day sent (if a Business Day) if sent during normal business hours of the recipient, and if not, then on the next Business Day (provided, that such facsimile or other electronic transmission is followed by delivery via another method permitted by this Section 11.2).

11.3    Delays or Omissions. Except as expressly provided in this Agreement, no delay or omission to exercise any right, power or remedy accruing to any Investor upon any breach or default of the Company under this Agreement shall impair any such right, power or remedy of such Investor nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Investor of any breach or default under this Agreement, or any waiver on the part of any Investor of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Investor shall be cumulative and not alternative.

11.4    Governing Law; Jurisdiction. This Agreement shall be governed in all respects by the laws of the State of New York without giving effect to the conflicts of laws principles thereof. All suits, actions or proceedings arising out of, or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in any federal or state court of competent subject matter jurisdiction sitting in New York, New York. Each of the parties hereto by execution and delivery of this Agreement, expressly and irrevocably (i) consents and submits to the personal jurisdiction of any such courts in any such action or proceeding; (ii) consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to such party as set forth in Section 11.2 hereof; and (iii) waives any claim or defense in any such action or proceeding based on any alleged lack of personal jurisdiction, improper venue, forum non conveniens or any similar basis.

11.5    Entire Agreement; Amendment. This Agreement and the other documents delivered pursuant to this Agreement at the Closing constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and supersede all prior agreements and merge all prior discussions, negotiations, proposals and offers (written or oral) between them, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants or agreements except as specifically set forth herein or therein. Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

11.6    Successors and Assigns. Subject to Article 10 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the permitted successors, assigns, heirs, executors and administrators of the parties to this Agreement, except that the Company may not assign this Agreement without the written consent of the Holders of at least 50% of the then outstanding Registrable Securities.

11.7    Titles and Subtitles. The headings in this Agreement are used for convenience of reference only and shall not be considered in construing or interpreting this Agreement.

11.8    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. This Agreement may be delivered by facsimile, and facsimile signatures shall be treated as original signatures for all applicable purposes.

11.9    Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.10       Consents. Unless otherwise provided herein, all consents and other determinations to be made pursuant to this Agreement shall be made on the basis of a majority in interest (determined by number of securities) with respect to the Registrable Securities.

11.11       Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

11.12       No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto, each investor, their permitted successors and assigns and parties eligible for indemnification under Article 6, and only in accordance with the express terms of this Agreement.

11.13       Confidentiality of Agreement, Press Releases and Public Announcements. Except as set forth below, the parties shall, and shall cause their officers, employees and representatives to, treat and hold as confidential the existence and terms of this Agreement at all times. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the Company and the holders of at least 50% of the number of Registrable Securities; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law (including applicable securities laws) or any listing or trading agreement concerning its publicly-traded securities to make such disclosure (in which case the disclosing party will use its reasonable efforts to advise the other parties in writing prior to making the disclosure).

11.14       Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder and any applicable common law, unless the context requires otherwise. The word “including” shall mean including without limitation and is used in an illustrative sense rather than a limiting sense. Terms used with initial capital letters will have the meanings specified, applicable to singular and plural forms, for all purposes of this Agreement. Reference to any gender will be deemed to include all genders and the neutral form.

11.15       Incorporation of Exhibits, Annexes and Schedules. The Exhibits, Annexes and Schedules identified in this Agreement, if any, are incorporated herein by reference and made a part hereof.

[Remainder of page left intentionally blank. Signature page(s) to follow.]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of the date first above written.

COMPANY:	APPLIED DNA SCIENCES, INC. By:/s/ Peter Brockelsby Name: Peter Brockelsby Title: President
INVESTOR REPRESENTATIVE:
VERTICAL CAPITAL PARTNERS, INC.

By:/s/ Robert DePalo
       Name: Robert DePalo
       Title: Chairman

Address for Notice Purposes:

VERTICAL CAPITAL PARTNERS, INC.
488 Madison Avenue, 8th Floor
New York, New York 10022
Fax: (212) 446-0020

A-15